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                           December 21, 2023

       Raj Mehra, Ph.D.
       Chief Executive Officer
       Seelos Therapeutics, Inc.
       300 Park Avenue, 2nd Floor
       New York, NY 10022

                                                        Re: Seelos
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 18,
2023
                                                            File No. 333-276119

       Dear Raj Mehra:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Dickerson at 202-551-8013 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jeff Hartlin, Esq.